Form 10-K, Exhibit 13
MEDUSA CORP
filed 1995-03-27
CIK 64674

Consolidated Statements of Income

Medusa Corporation and Subsidiaries
________________________________________________________________________
Year Ended December 31                       1994      1993      1992
                                   (In Thousands, except per share data)

Net Sales                                 $ 276,293 $ 248,038 $ 181,777

Costs and Expenses:
  Cost of sales                             189,028   179,101   136,460
  Selling, general and administrative        21,328    21,838    15,700
  Depreciation and amortization              13,830    13,958    12,703
                                            224,186   214,897   164,863

Operating Profit                             52,107    33,141    16,914

Other Income (Expense):
  Interest income                             1,262       236        89
  Interest expense                           (7,526)   (6,152)   (4,078)
  Miscellaneous-net                              (6)     (500)       93
                                             (6,270)   (6,416)   (3,896)
Income Before Taxes                          45,837    26,725    13,018

Provision for Income Taxes                   15,957     8,526     3,941

Income Before Cumulative Effect
  of a Change in Accounting                  29,880    18,199     9,077

Cumulative Effect of a Change
  in Accounting For Income
  Taxes in 1993 (Note A)                          -       711         -

Net Income                                $  29,880 $  18,910 $   9,077
________________________________________________________________________

Net Income Per Common Share:
  Primary:
    Income before cumulative
      effect of a change in
      accounting                          $    1.81 $    1.12 $     .56
    Cumulative effect of a
      change in accounting                        -       .04         -
                                          $    1.81 $    1.16 $     .56
  Fully Diluted:
    Income before cumulative
      effect of a change in
      accounting                          $    1.76 $    1.12 $     .56
    Cumulative effect of a
      change in accounting                        -       .04         -
                                          $    1.76 $    1.16 $     .56


Average Common Shares Outstanding            16,334    16,268    16,130
_______________________________________________________________________
See Notes to Consolidated Financial Statements



Consolidated Balance Sheets
Medusa Corporation and Subsidiaries
December 31                                              1994          1993
                                             (In Thousands, except share data)
Assets
    Current Assets:
      Cash and short-term investments                $  48,487     $  31,218
      Accounts receivable,less allowances
        of $519 ($517 in 1993)                          24,036        23,320
      Inventories                                       23,292        25,678
      Other current assets                               4,339         4,019
            Total Current Assets                       100,154        84,235

    Property, Plant and Equipment                      106,116       105,660

    Intangible and Other Assets                         12,330        14,282
              Total Assets                           $ 218,600     $ 204,177
____________________________________________________________________________
Liabilities and Shareholders' Equity
    Current Liabilities:
      Current maturities of long-term debt           $  35,000     $       -
      Accounts payable                                  15,257        11,097
      Accrued compensation and payroll taxes             6,161         6,143
      Other accrued liabilities                          8,635         7,258
      Income taxes payable                               1,817         1,887
            Total Current Liabilities                   66,870        26,385

    Long-Term Debt                                      61,300        96,300

    Accrued Postretirement Health Benefit Cost          27,342        26,906

    Reserves and Other Liabilities                       2,879         2,857

    Accrued Pension Liability                              236           252

    Shareholders' Equity:
      Preferred shares, without par value -
        3,000,000 shares authorized:
        1,000,000 shares each of Class A
        Serial Preferred; Class B Serial
        Preferred; and Class C Preferred Shares              -             -
      Common shares, without par value:
        Authorized -  50,000,000 shares
        Outstanding - 16,162,302 shares
        (16,651,103 in 1993)                                 1             1
      Paid in capital                                   19,724        16,377
      Retained earnings                                 62,455        40,839
      Unvested restricted common shares                    (26)          (26)
      Unearned restricted common shares                 (3,511)       (2,759)
      Currency translation adjustment                   (1,101)         (786)
      Total Paid In Capital and
              Retained Earnings                         77,542        53,646
      Less Cost of Treasury Shares-771,706 shares
         (119,549 shares in 1993)                      (17,569)       (2,169)
      Total Shareholders' Equity                        59,973        51,477
              Total Liabilities and
                Shareholders' Equity                $  218,600     $ 204,177

____________________________________________________________________________
                  See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Medusa Corporation and Subsidiaries
____________________________________________________________________________________________
Year Ended December 31                                   1994          1993           1992
                                                                  (In Thousands)
Cash Provided From (Used By) Operating Activities:
  Net income                                         $  29,880     $  18,910      $   9,077
  Cumulative effect of a change in accounting                -          (711)             -
  Income before cumulative effect
    of a change in accounting                           29,880        18,199          9,077
  Adjustments to reconcile net income to net cash
    provided from operating activities:
      Depreciation and amortization                     13,830        13,958         12,703
      Provision (benefit) for deferred income taxes      1,660        (1,334)        (1,302)
      Postretirement health benefit cost                   491         1,470          1,433
      Loss (gain) on sale of capital assets                 12           (64)            63
                                                        45,873        32,229         21,974

      Cash provided from (used by) working capital
       components and other:
         Accounts receivable                              (716)       (7,845)           270
         Inventories and other current assets            1,774         6,469         (2,785)
         Accounts payable and other current
           liabilities                                   5,430         6,078          1,395
         Other assets                                    1,986        (1,824)          (600)
         Accrued pension, reserves and other
           liabilities                                  (2,475)        1,479           (164)
          Net Cash Provided From Operating Activities   51,872        36,586         20,090

Cash Provided From (Used By) Investing Activities:
    Capital expenditures                               (14,694)      (15,372)       (11,548)
    Payment for business acquired                            -       (50,511)             -
    Proceeds from sale of capital assets                 1,622            64             24
          Net Cash Used By Investing Activities        (13,072)      (65,819)       (11,524)

Cash Provided From (Used By) Financing Activities:
    Purchase of treasury shares                        (14,608)       (1,747)          (490)
    Dividends paid                                      (8,264)       (4,407)        (4,341)
    Stock options exercised                              1,278         1,521            671
    Proceeds from issuance of senior long-term debt
      and convertible subordinated notes                     -       107,500              -
    Payments on long-term debt                               -       (50,000)          (145)
    Issuance of restricted shares                           63             -              -
          Net Cash Provided From (Used By)
             Financing Activities                      (21,531)       52,867        (4,305)

   Increase In Cash And Short-Term
      Investments                                       17,269        23,634          4,261
Cash And Short-Term Investments At Beginning
  Of Year                                               31,218         7,584          3,323
Cash And Short-Term Investments At End Of Year       $  48,487     $  31,218      $   7,584
____________________________________________________________________________________________
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
    Interest (net of $153 capitalized in 1993)       $   7,509     $   5,716      $   4,085
    Income taxes                                        14,367         8,699          6,225
____________________________________________________________________________________________
See Notes to Consolidated Financial Statements


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Medusa Corporation and Subsidiaries
__________________________________________________________________________________________________
                                                                          Unvested     Unearned
                                                                          Restricted   Restricted
                                       Common     Paid in     Retained      Common       Common
                                       Shares     Capital     Earnings      Shares       Shares
                                                           (In Thousands, except share data)
Balance At January 1, 1992           $      1   $   11,909     $ 21,600     $ (4,323)     $   (877)
   Net income                                                     9,077
   Dividends paid - $.27 per common
     share                                                       (4,341)
   Issuance of 89,685
     restricted common shares                        1,142                       (91)       (1,051)
   Exercise of 75,435 stock options                    671
   Purchase of 38,714 treasury shares
   Amortization for vesting of
     restricted common shares                                                  2,572
   Currency translation adjustment
Balance At December 31, 1992                1       13,722       26,336       (1,842)       (1,928)
   Net income                                                    18,910
   Dividends paid - $.27 per common
     share                                                       (4,407)
   Issuance of 117,420
     restricted common shares                        2,116                       (79)       (2,037)
   Forfeiture of 56,250
     restricted common shares                         (768)                                    768
   Exercise of 510,651 stock options                 5,108
   Purchase of 280,275 treasury shares
   Retirement of 212,897 treasury shares            (3,801)
   Amortization for vesting of
     restricted common shares                                                  1,895           438
   Currency translation adjustment
Balance At December 31, 1993                1       16,377       40,839          (26)       (2,759)
   Net income                                                    29,880
   Dividends paid - $.50 per common
     share                                                      (8,264)
   Issuance of 83,070
     restricted common shares                        2,045                       (79)       (1,903)
   Forfeiture of 51,000
     restricted common shares                         (768)                                    768
   Exercise of 187,536 stock options                 2,070
   Purchase of 652,157 treasury shares
   Amortization for vesting of
     restricted common shares                                                     79           383
   Currency translation adjustment
Balance At December 31, 1994         $      1     $ 19,724     $ 62,455     $    (26)     $ (3,511)
___________________________________________________________________________________________________

See Notes to Consolidated Financial Statements







CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Medusa Corporation and Subsidiaries
_________________________________________________________________________
                                  Currency                    Total
                                Translation     Treasury   Shareholders'
                                 Adjustment      Shares      Equity
                                   (In Thousands, except share data)
Balance At January 1, 1992           $      5     $   (146)    $ 28,169
   Net income                                                     9,077
   Dividends paid - $.27 per common
     share                                                       (4,341)
   Issuance of 89,685
     restricted common shares
   Exercise of 75,435 stock options                                 671
   Purchase of 38,714 treasury shares                 (490)        (490)
   Amortization for vesting of
     restricted common shares                                     2,572
   Currency translation adjustment        (684)                    (684)
Balance At December 31, 1992              (679)       (636)      34,974
   Net income                                                    18,910
   Dividends paid - $.27 per common
     share                                                       (4,407)
   Issuance of 117,420
     restricted common shares
   Forfeiture of 56,250
     restricted common shares
   Exercise of 510,651 stock options                              5,108
   Purchase of 280,275 treasury shares              (5,334)      (5,334)
   Retirement of 212,897 treasury share              3,801
   Amortization for vesting of
     restricted common shares                                     2,333
   Currency translation adjustment        (107)                    (107)
Balance At December 31, 1993              (786)     (2,169)      51,477
   Net income                                                    29,880
   Dividends paid - $.50 per common
     share                                                       (8,264)
   Issuance of 83,070
     restricted common shares                                        63
   Forfeiture of 51,000
     restricted common shares
   Exercise of 187,536 stock options                              2,070
   Purchase of 652,157 treasury shares             (15,400)     (15,400)
   Amortization for vesting of
     restricted common shares                                       462
   Currency translation adjustment        (315)                    (315)
Balance At December 31, 1994          $ (1,101)   $(17,569)    $ 59,973
_______________________________________________________________________

See Notes to Consolidated Financial Statements

MEDUSA CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the company and its wholly-owned subsidiaries. All significant intercompany items have been eliminated.

The company's vertically integrated line of business includes the production and sale of cement and aggregates to the construction industry which constitutes more than ninety percent of sales and net income.

Reclassification
The 1993 consolidated financial statements were reclassified to conform with the manner of presentation used in 1994.

Cash and Short-Term Investments
For purposes of the statement of cash flows, the company considers cash equivalents to be all highly liquid securities with an original maturity of three months or less. Estimated fair value approximates the carrying amount.

Inventories
Inventories are valued principally at the lower of cost or market determined using the last-in, first-out (LIFO) cost method. The average cost method is used for substantially all supplies.

Property, Plant and Equipment
Depreciation of property, plant and equipment for financial reporting purposes is provided over the estimated useful lives of the assets principally by the straight-line method.

Income Taxes
Effective January 1, 1993, the company adopted Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes," which changed the method of accounting for income taxes from the deferred method under APB 11 to an asset and liability method. The cumulative effect from the adoption of FAS 109 added $711,000, or $.04 per common share, to net income in 1993. Had the company adopted FAS 109 effective January 1, 1992, approximately $1,200,000 would have been added to net income in 1992.

Net Income Per Share
Primary net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period. Fully diluted net income per share is computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period, as if the convertible subordinated notes were converted into common stock at the beginning of the period after giving retroactive effect to the elimination of interest expense, net of income tax effect, applicable to the subordinated notes.

NOTE B - ACQUISITION
On February 1, 1993, the company acquired the Demopolis, Alabama cement plant and related assets for $50.5 million which was accounted for by the purchase method. Accordingly, its results of operations have been included in the consolidated statements of income from the date of acquisition.




NOTE C - INVENTORIES
At December 31 (in thousands):
________________________________________________________
                                        1994       1993
Finished goods                        $ 7,987    $11,309
Work in process                         1,756      2,887
Raw materials                           2,136      2,109
Supplies                               11,413      9,373
                                      $23,292    $25,678

Use of the first-in, first-out (FIFO) cost method would have increased inventories from the amounts reported at December 31 by $7,089,000 in 1994 and $6,396,000 in 1993.

NOTE D - PROPERTY, PLANT AND EQUIPMENT - AT COST
At December 31 (in thousands):
___________________________________________________________
                                           1994       1993
Land                                    $ 10,159   $ 10,218
Buildings and improvements                20,528     20,513
Machinery and equipment                  307,247    296,954
                                         337,934    327,685
Less accumulated depreciation           (231,818)  (222,025)
                                        $106,116   $105,660

NOTE E - LEASES
The company leases various cement storage facilities, vehicles and various other equipment under capital and operating leases with terms of from one to forty years.

Future minimum payments, by year, and in the aggregate, under capitalized leases and operating leases with initial or remaining terms of one year or more are as follows at December 31, 1994 (in thousands):
______________________________________________________________
                                Capital    Operating
                                 Leases      Leases      Total
1995                            $   181    $  1,159    $ 1,340
1996                                181         906      1,087
1997                                181         610        791
1998                                181         431        612
1999                                181         159        340
Thereafter                        5,048       1,869      6,917
Total minimum lease payments      5,953    $  5,134   $ 11,087
Less interest                    (2,153)
Present value of future minimum
  lease payments                $ 3,800

The costs of assets capitalized under leases at December 31 are as follows (in thousands):
______________________________________________________________
                                              1994       1993
Machinery and equipment                   $   4,035  $   4,035
Less accumulated depreciation                (1,491)    (1,290)
                                          $   2,544  $   2,745


The weighted average interest rate for capital leases was 3.4% in 1994.

The capital lease agreements contain certain covenants which, among other things, require the company to meet certain consolidated financial tests, including tests relating to minimum net worth, financial leverage, fixed obligation coverage and cash flow coverage. At December 31, 1994, the minimum required level of net worth under these covenants was
$25.0  million.

Rental expense was $2,069,000, $1,549,000, and $1,263,000 for 1994, 1993
and 1992, respectively.

NOTE F - SHORT AND LONG-TERM FINANCING
The company has an unsecured $20,000,000 Revolving Credit Agreement ("Revolver") with three banks that expires December 31, 1996. The Revolver allows borrowings bearing interest at the company's option, at either the prime rate, as adjusted from time-to-time, or 3/4% per annum above the reserve-adjusted rate at which Eurodollar deposits are offered by prime banks in the Eurodollar interbank market ("LIBOR"). The Revolver bears a commitment fee of 3/8% per annum on the unused portion. The company also has unsecured bank lines of credit totalling $15.0 million. At December 31, 1994, no amounts were outstanding under any of these credit facilities.

Long-term debt consists of the following at December 31 (in thousands):
_____________________________________________________________
                                              1994       1993
6% convertible subordinated notes, due
  2003, interest payable semi-annually      $57,500   $57,500
10% unsecured Senior Notes, due 1995,
  interest payable semi-annually             35,000    35,000
Capitalized leases                            3,800     3,800
                                             96,300    96,300
Less current portion                        (35,000)        -
                                            $61,300   $96,300

The 6% convertible subordinated notes ("Notes") are convertible at any time into common shares, without par value, of the company at an initial conversion price of $33.125 principal amount per common share, subject to adjustment under certain circumstances. The Notes are redeemable at any time at the option of the company, in whole or in part, beginning November 15, 1996 at various redemption prices, plus accrued and unpaid interest to the redemption date. Upon a change in control, a holder of the Notes may require the company to redeem such holder's Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. The Notes are subordinated to all existing and future senior indebtedness of the company.

The 10% Senior Notes and Revolver contain certain covenants which, among other things, (1) requires the maintenance of minimum tangible net worth, which at December 31, 1994 was $42.1 million; (2) limits the payment of dividends in a sum not to exceed $10.0 million plus, among other adjustments, eighty percent of net income or minus one hundred percent of net loss after June 30, 1990; and (3) limits the incurrence of additional long-term debt.

Average interest rate incurred on all borrowings was 7.3% in 1994, 6.7% in 1993, and 8.9% in 1992.

The company has available bank stand-by letter of credit facilities of $10.0 million of which $6.2 million was being utilized at December 31, 1994. These instruments are considered off-balance-sheet risk and represent conditional commitments issued to guarantee the company's performance to various third parties.

The fair value of the company's long-term debt of $55,913,000 for the Notes and $35,680,000 for the Senior Notes is estimated based on the current rates offered to the company for debt of the same remaining maturities.

NOTE G - POSTRETIREMENT HEALTH BENEFITS
The company provides substantially all employees with health care and life insurance benefits through unfunded defined benefit plans upon retirement.

The net periodic postretirement benefit cost for 1994, 1993 and 1992 was as follows (in thousands):

_______________________________________________________________
                                    1994      1993      1992
Service cost                      $   470   $   575   $   499
Interest cost on accumulated
  postretirement benefit
  obligation                        1,511     1,927     1,892
Net amortization                     (523)        -         -
Net periodic postretirement
  benefit cost                    $ 1,458   $ 2,502   $ 2,391


The following table sets forth the plans' funded status reconciled with the amounts shown in the company's balance sheets at December 31, 1994 and 1993 (in thousands):
_______________________________________________________________
                                         1994          1993
Accumulated Postretirement Benefit
  Obligation:
    Retirees                           $10,311       $12,868
    Eligible active plan participants    4,560         4,681
    Other active plan participants       6,300         7,496
                                        21,171        25,045
Unrecognized net gain                    7,245         2,880
                                        28,416        27,925
Less current amount in other
  accrued liabilities                    1,074         1,019

Accrued Postretirement Health
  Benefit Cost                         $27,342       $26,906

In 1994 and 1993, the cost of benefits was assumed to increase 11% for 1994 through 1996, and then decrease gradually to 5% by 2002 (4% by 2010 in 1993), and remain at that level thereafter. In prior years, the cost of benefits was assumed to increase 12% annually through 1994 and then decrease gradually to 5% by 2010, and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $2.3 million and the net periodic postretirement benefit cost by approximately $.3 million for the year. The discount rate in determining the accumulated postretirement benefit obligation was 8.5% in 1994 (7.5% in 1993 and 8.5% in 1992).








NOTE H - INCOME TAXES
A reconciliation between the statutory federal income tax rate and the company's effective income tax rate for 1994, 1993 and 1992 is as follows:
_____________________________________________________________
                                  1994       1993      1992
Statutory rate                    35.0%      35.0%     34.0%
State income tax, net of federal
 income tax benefits               4.2        3.7       4.8
Percentage depletion              (4.7)      (6.5)     (9.0)
Goodwill                            .1         .1        .2
Other                               .2        (.4)       .3
Effective rate                    34.8%      31.9%     30.3%

Components of the provision for income taxes for 1994, 1993 and 1992 were as follows (in thousands):
______________________________________________________________
                                      1994       1993     1992
Deferred income tax expense
 (benefit)                         $ 1,660    $(1,334) $(1,302)
Current income tax expense          14,297      9,860    5,243
                                   $15,957     $8,526   $3,941

The income tax provisions include state income tax provisions of $2,988,000, $1,521,000 and $948,000 for 1994, 1993 and 1992,
respectively.

Components of the net deferred tax asset shown in the company's balance sheets at December 31, 1994 and 1993 were as follows (in thousands):
_____________________________________________________________
                                         1994          1993
Net book value of fixed assets in
  excess of tax basis                $(10,535)      $(9,344)
Financial reporting accrual for
  postretirement health benefits       11,622        11,338
Other financial reporting accruals      2,686         3,235
Other taxable temporary
  differences                            (502)       (1,189)
Other deductible temporary
  differences                             972         1,891
                                      $ 4,243       $ 5,931

Net deferred income tax assets associated with certain current items included in other current assets were $2,366,000 and $2,658,000 at December 31, 1994 and 1993, respectively.

Net deferred income tax assets associated with certain non-current items are included in intangible and other assets.

NOTE I - PENSIONS AND EMPLOYEE BENEFIT PLANS
The company has defined benefit pension plans which cover substantially all of its employees. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for most hourly employees for whom the benefits are a fixed amount per year of service. The company's policy is to fund at least the minimum required by the applicable regulations.






Net periodic pension cost for 1994, 1993 and 1992 was as follows (in thousands):
_____________________________________________________________
                                      1994      1993     1992
Service cost-benefits earned
  during the year                  $ 1,013  $   873  $   717
Interest cost on projected
  benefit obligation                 1,859    1,734    1,585
Actual return on plan assets           966   (2,805)  (1,409)
Net amortization and deferral       (2,750)   1,046     (236)
Net periodic pension cost          $ 1,088  $   848  $   657

The following table sets forth, by funded status, the amounts recognized in the company's balance sheets at December 31, 1994 and 1993 for its pension plans (in thousands):


                                   1994               1993
                               Over-   Under-    Over-  Under-
                             funded*  funded*  funded* funded*
Actuarial present value of
 benefit obligations:
  Vested                     $ 6,045  $15,408  $19,766 $ 1,497
  Nonvested                       79      241      218     138
Accumulated benefit
  obligation                   6,124   15,649   19,984   1,635
Effect of future pay
  increases                    2,182        -    2,235       -
Projected benefit obligation   8,306   15,649   22,219   1,635
Plan assets at fair value      8,540   15,413   22,311   1,272
Projected benefit obligation
  less than (in excess
  of) plan assets                234     (236)      92    (363)
Unrecognized net (gain)
  loss on assets                 107     (169)    (267)   (152)
Unrecognized net (asset)
  obligation                     (71)     963      910     (27)
Unrecognized prior service cost  194    1,372      648     290
Additional minimum liability       -   (2,166)       -    (111)
Net recorded pension asset
  (liability)                $   464  $  (236) $ 1,383 $  (363)
*Overfunded plans are those in which plan assets at fair value exceed the accumulated benefit obligation. Underfunded plans are those in which the accumulated benefit obligation exceeds plan assets at fair value.

Prepaid pension cost included in intangible and other assets was $464,000 and $2,084,000 at December 31, 1994 and 1993, respectively.

The pension intangible asset included in intangible and other assets was $2,166,000 and $111,000 at December 31, 1994 and 1993, respectively.

A non-cash increase of $2,055,000 to the pension intangible asset and accrued pension liability was required to record the additional minimum liability in 1994.








Assumptions used as of December 31 were:
_____________________________________________________________
                                      1994      1993     1992
Discount rate                         8.5%      7.50%    8.50%
Rate of increase in
  compensation levels                 5.0%      4.25%    5.25%
Expected long-term rate of
  return on assets                    8.5%      8.50%    9.50%


At December 31, 1994 and 1993 all plan assets were primarily invested in listed stocks and bonds.

Certain company employees are covered under multi-employer union pension plans. Amounts contributed under these plans were approximately
$113,000, $88,000, and $115,000 for 1994, 1993 and 1992, respectively.

NOTE J - STOCK OPTION AND AWARD PLANS

A summary of stock option transactions follows:

                                     Number of Shares
                                 1994      1993      1992
Outstanding at January 1       542,477   870,053   791,738
Options granted                246,000   174,750   153,750
Options cancelled              (36,876)   (6,750)        -
Options exercised             (187,536) (495,576)  (75,435)
Outstanding at December 31     564,065   542,477   870,053

At December 31, 1994, options for 211,238 shares were exercisable; 615,688 shares were available for grant. Per share option prices ranged from $8.71 to $28.31.

The company's 1991 long-term incentive plan provides for awards of common shares to certain officers. Fifty percent of the shares are restricted until a measurement date two and one-half years from the date of grant and the remaining fifty percent is restricted until a measurement date five years from date of grant. For the shares to vest, on each measurement date, the cumulative total return from the company's common shares must exceed a specified return.






















MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The accompanying consolidated financial statements of Medusa Corporation and subsidiaries have been prepared by management in conformity with generally accepted accounting principles and, in the judgment of management, present fairly and consistently the company's financial position and results of operations. These statements by necessity include amounts that are based on management's best estimates and judgments and give due consideration to materiality.

The accounting systems and internal accounting controls of the company are designed to provide reasonable assurance that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets and that, in all material respects, assets are safeguarded against loss from unauthorized use or disposition. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis. Management continually monitors the system of internal control for compliance. In addition, the company's internal auditor systematically reviews the adequacy and effectiveness of the controls and reports thereon.

The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors, whose report appears on this page.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with management, with the company's internal auditor, and with the independent auditors to review matters relating to the quality of financial reporting and internal accounting control and the nature, extent and results of their audits. The company's internal auditor and independent auditors have free access to the Audit Committee.



Robert S. Evans
Chairman & Chief Executive Officer




R. Breck Denny
Vice President - Finance & Treasurer




Edward A. Doles
Corporate Controller















INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Medusa Corporation:

We have audited the accompanying consolidated balance sheets of Medusa Corporation and subsidiaries (the "Company") as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1994 and 1993 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.



Cleveland, Ohio
January 23, 1995