Form 10-K, Exhibit 13
period 1996-12-31
MEDUSA CORP
filed 1997-03-27
CIK 64674

consolidated statements of income	Medusa Corporation and
Subsidiaries

Year Ended December 31                       1996           1995          1994
												    (In Thousands, except per share data)

Net Sales									                          $323,377		$293,327		$276,293

Costs and Expenses:
  Cost of sales							                       200,999		 184,997		 189,028
  Selling, general and administrative	        26,546		  23,492		  21,328
  Depreciation and amortization			            14,253		  15,448		  13,830
											                                  241,798		 223,937		 224,186
Operating Profit							                       81,579		  69,390		  52,107

Other Income (Expense):
  Interest income							                       1,155		   2,225		   1,262
  Interest expense						                      (3,674)		 (7,575)   (7,526)
  Miscellaneous-net						                        145 		   (193)       (6)
											                                   (2,374)	  (5,543)   (6,270)

Income Before Taxes and Extraordinary
    Item		                           							  79,205		  63,847		  45,837

Provision for Income Taxes				                24,945		  20,635		  15,957

Income Before Extraordinary Item			           54,260		  43,212		  29,880

Extraordinary Item, less applicable
  income tax reduction (Note E)	          		  (1,770)		      -         -

Net Income								                         	$ 52,490		$ 43,212		$ 29,880
______________________________________________________________________________

Net Income Per Common Share:
  Primary:
     Income before extraordinary item	      $   3.35		$   2.68		$   1.81
     Extraordinary item					                    (.11)		      -		       -
											                                 $   3.24		$   2.68		$   1.81

  Fully Diluted:
     Income before extraordinary item       $   3.17  $   2.55  $   1.76
     Extraordinary item					                    (.10)	       -         -
											                                 $   3.07		$   2.55		$   1.76

Primary Average Common Shares
  Outstanding				                       				  16,181		  16,139		  16,540
______________________________________________________________________________
See Notes to Consolidated Financial Statements


consolidated balance sheets	Medusa Corporation and Subsidiaries

December 31                                             1996              1995
														(In Thousands, except share data)
ASSETS

  Current Assets:
    Cash and short-term investments					                   $ 25,045			$ 33,166
    Accounts receivable, less allowances
     of $1,173 ($609 in 1995)						                          28,708     21,410
    Inventories										                                    31,177			  29,266
    Other current assets								                              4,490			   4,395
          Total Current Assets						                         89,420			  88,237
  Property, Plant and Equipment						                       125,729			 118,864
  Intangible and Other Assets						                           8,297			  12,477
          Total Assets								                             $223,446			$219,578
______________________________________________________________________________
LIABILITIES AND SHAREHOLDERS' EQUITY

  Current Liabilities:
    Current maturities of long-term debt			                $     41			$     41
    Accounts payable									                                15,575     14,952
    Accrued compensation and payroll taxes			                 7,014			   5,608
    Other accrued liabilities					                        	   9,247			   8,589
    Income taxes payable								                              2,728			   2,500
         Total Current Liabilities					                      34,605			  31,690
  Long-Term Debt										                                    4,084			  61,624
  Accrued Postretirement Health Benefit Cost		               27,760			  27,446
  Reserves and Other Liabilities			                     			   2,745			   2,611
  Accrued Pension Liability							                              282			     659
  Shareholders' Equity:
    Preferred shares, without par value-3,000,000
      shares authorized:
       1,000,000 shares each of Class A Serial Preferred;
       Class B Serial Preferred; and Class C Preferred
         Shares								                                  		       -			       -
    Common shares, without par value:
      Authorized-50,000,000 shares
      Outstanding-16,924,006 shares
        (16,329,901 in 1995)						                        	       1			       1
    Paid in capital									                                 57,159			  23,433
    Retained earnings									                              140,124			  97,515
    Unvested restricted common shares				                       (39)		     (40)
    Unearned restricted common shares				                    (7,516)		  (5,672)
    Currency translation adjustment					                       (930)			   (890)
         Total Paid in Capital and Retained
           Earnings									                                188,799			 114,347
    Less Cost of Treasury Shares-1,367,440 shares
       (836,267 shares in 1995)				                     		  (34,829)			(18,799)
         Total Shareholders' Equity					                    153,970			  95,548
         Total Liabilities and Shareholders'
            Equity									                                $223,446			$219,578
______________________________________________________________________________
See Notes to Consolidated Financial Statements

consolidated statements of cash flows		Medusa Corporation and Subsidiaries

Year Ended December 31                               1996      1995       1994
 	(In Thousands)

Cash Flows From Operating Activities:

  Net income	                                      $ 52,490	$ 43,212	$ 29,880
  Adjustments to reconcile net income to net
    cash provided from operating activities:
       Depreciation and amortization	                14,253	  15,448	  13,830
       Provision (benefit) for deferred income
         taxes	                                          10	    (944)   1,660
       Postretirement health benefit cost	              232      222      491
       (Gain) loss on sale of capital assets           (181)	    (33)      12
       Accounts receivable	                           7,298     2,626	   (716)
       Inventories and other current assets         	(1,800)  	(7,793) 	1,774
       Accounts payable and other current
         liabilities	                                 2,998	      220  	5,430
       Other assets	                                  1,840	     (231) 	1,986
       Accrued pension, reserves and other
             liabilities	                             1,368      (46)  (2,475)
           Net Cash Provided From Operating
             Activities	                             63,912	  52,681	  51,872
Cash Flows From Investing Activities:
  Capital expenditures	                             (19,806)	(25,345) (14,694)
  Proceeds from sale of capital asset	                  239	     359	   1,622
           Net Cash Used By Investing Activities:   (19,567)	(24,986)	(13,072)
Cash Flows From Financing Activities:
  Purchase of treasury shares                      	(13,599)	 (1,878)	(14,608)
  Dividends paid	                                    (9,881) 	(8,152) 	(8,264)
  Stock options exercised	                            1,882	   1,649	   1,278
  Proceeds from issuance of long-term debt	               -	     365	       -
  Payments on long-term debt	                       (30,868)	(35,000)	      -
  Issuance of restricted shares	                          -	       -	      63
           Net Cash Provided From (Used By)
             Financing Activities	                 (52,466)	 (43,016) (21,531)
  Increase (Decrease)In Cash And Short-Term
     Investments	                                   (8,121) 	(15,321) 	17,269
Cash And Short-Term Investments At
   Beginning Of Year	                               33,166	   48,487	  31,218
Cash And Short-Term Investments At End Of Year	   $ 25,045	 $ 33,166	$ 48,487
______________________________________________________________________________

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for:
    Interest (net of $26 capitalized
       in 1995)	                                  $  4,064	 $  7,566	$  7,509
    Income taxes	                                   24,707	   20,896	  14,367
______________________________________________________________________________
See Notes to Consolidated Financial Statements


consolidated statements of shareholders' equity
  Medusa Corporation and Subsidiaries



				                                                                  Unvested
				                                                                Restricted
	                                   Common	  Paid in	     Retained	   Common
	                                   Shares	  Capital	     Earnings	   Shares
____________________________________________________________________

   (In Thousands, except share data)
Balance At January 1, 1994        $     1     $16,377      $40,839   $    (26)
Net income                                                 29,880
  Dividends paid-$.50 per
     common share                                          (8,264)
  Issuance of 83,070 restricted
     common shares                              2,045                     (79)
  Forfeiture of 51,000 restricted
     common shares                               (768)
  Exercise of 187,536 stock options             2,070
  Purchase of 652,157 treasury shares
  Amortization for vesting of
      restricted common shares                                             79
Currency translation adjustment
Balance At December 31, 1994           1      19,724       62,455         (26)
Net income                                                 43,212
  Dividends paid-$.50 per
     common share                                          (8,152)
  Issuance of 117,940 restricted
     common shares                              2,851                    (120)
  Exercise of 149,417 stock options             2,000
  Purchase of 82,402 treasury shares
  Retirement of 35,697 treasury shares         (1,142)
  Amortization for vesting of
      restricted common shares                                            106
  Currency translation adjustment
Balance At December 31, 1995           1      23,433         97,515       (40)
Net income                                                   52,490
  Dividends paid-$.60 per
     common share                                            (9,881)
  Issuance of 95,080  restricted
     common shares                             2,741                    (119)
  Exercise of 225,537 stock options            4,313
  Purchase of 441,206 treasury shares
  Conversion of subordinated notes
      to 805,161 common shares                26,672
  Amortization for vesting of
      restricted common shares                                           120
  Currency translation adjustment
Balance At December 31, 1996      $     1    $57,159       $140,124 $    (39)
_______________________________________________________________________
See Notes to Consolidated Financial Statements.


consolidated statements of shareholders' equity
  Medusa Corporation and Subsidiaries


	Unearned
	Restricted	Currency		Total
	Common	Translation	Treasury
	Shareholders'
	Shares	Adjustment	Shares	Equity
________________________________________________________________________
__
     (In Thousands, except share data)
Balance At January 1, 1994     $(2,759)	     $  (786)   $(2,169)     $51,477
Net income                                                            29,880
  Dividends paid-$.50 per
     common share                      (8,264)
  Issuance of 83,070 restricted
     common shares              (1,903)                                  63
  Forfeiture of 51,000 restricted
     common shares                768
  Exercise of 187,536 stock options                                   2,070
  Purchase of 652,157 treasury shares                  (15,400)     (15,400)
  Amortization for vesting of
      restricted common shares    383                                   462
Currency translation adjustment               (315)        	            (315)
Balance At December 31, 1994    (3,511)     (1,101)    (17,569)      59,973
Net income                                                           43,212
  Dividends paid-$.50 per
     common share                                                    (8,152)
  Issuance of 117,940 restricted
     common shares              (2,731)
  Exercise of 149,417 stock options                       (494)      1,506
  Purchase of 82,402 treasury shares                    (1,878)     (1,878)
  Retirement of 35,697 treasury shares                   1,142
  Amortization for vesting of
      restricted common shares    570                                  676
  Currency translation adjustment            211	                       211
Balance At December 31, 1995   (5,672)       (890)   (18,799)       95,548
Net income                                                          52,490
  Dividends paid-$.60 per
     common share                                                   (9,881)
  Issuance of 95,080  restricted
     common shares                (2,622)
  Exercise of 225,537 stock options                   (2,431)        1,882
  Purchase of 441,206 treasury shares                (13,599)      (13,599)
  Conversion of subordinated notes
      to 805,161 common shares                                      26,672
  Amortization for vesting of
      restricted common shares  778                                    898
  Currency translation adjustment              (40)	                    (40)
Balance At December 31, 1996 $(7,516)       $  (930)  $(34,829)   $153,970
________________________________________________________________________
See Notes to Consolidated Financial Statements.


notes to consolidated financial statements
Medusa Corporation and Subsidiaries

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the company and its wholly-owned subsidiaries. All significant intercompany items have been eliminated.

The company processes mineral deposits, principally limestone, by converting these material resources through physical and chemical methods to intermediate products (cement and aggregates) sold to the construction industry principally in the eastern half of the United States. Sales of such products constitute more than 90% of consolidated net sales and net income.

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

The company estimates its quarry's end-of-life-cycle closing costs and amortizes them based on actual annual stone production over the quarries total estimated stone reserves.

NOTE B-INVENTORIES
At December 31 (in thousands):

	1996	1995
Finished goods                $13,594    $12,980
Work in process                 3,424      2,993
Raw materials                   1,124      2,015
Supplies                       13,035	     11,278
                              $31,177    $29,266
________________________________________________

Use of the first-in, first-out (FIFO) cost method would have increased inventories from the amounts reported at December 31 by $7,590,000 in 1996 and $7,238,000 in 1995.

NOTE C-PROPERTY, PLANT AND EQUIPMENT-AT COST

At December 31 (in thousands):

	1996	1995
Land                        $ 10,989   $ 10,831
Buildings and improvements    22,169     20,465
Machinery and equipment      343,028    327,523
                             376,186    358,819
Less accumulated
  depreciation               (250,457)  (239,955)
                             $125,729   $118,864
________________________________________________

NOTE D-LEASES
The company leases various cement storage facilities, vehicles and various other equipment under capital and operating leases with terms from one to forty years.

Future minimum payments, by year, and in the aggregate, under capitalized leases and operating leases with initial or remaining terms of one year or more are as follows at December 31, 1996 (in thousands):

	Capital	Operating
	Leases	Leases
1997                     $   181          $ 1,329
1998                         181            1,097
1999                         181              537
2000                         181              123
2001                         181               92
Thereafter                 4,686            1,728
Total minimum
  lease payments           5,591          $ 4,906

Less interest             (1,791)

Present value of
  future minimum
  lease payments         $ 3,800
_________________________________________________

The costs of assets capitalized under leases at December 31 are as follows (in thousands):

	1996	1995
Machinery and equipment       $ 4,035    $ 4,035

Less accumulated
  depreciation                 (1,880)    (1,693)
                              $ 2,155    $ 2,342
________________________________________________

The weighted average interest rate for capital leases was 3.7% in 1996. The capital lease agreements contain certain covenants which, among other things, require the company to meet certain consolidated financial tests, including tests relating to minimum net worth, financial leverage, fixed obligation coverage and cash flow coverage. At December 31, 1996, the minimum required level of net worth under these covenants was $25.0 million.

Rental expense was $1,942,000, $1,828,000, and $2,069,000 for 1996, 1995
and 1994, respectively.


NOTE E-SHORT AND LONG-TERM FINANCING
The company has an unsecured $65.0 million Revolving Credit Agreement ("Revolver") with four banks that expires December 31, 2001. The Revolver allows borrowings bearing interest at .35% to .75% per annum above the reserve-adjusted rate at which Eurodollar deposits are offered by prime banks in the Eurodollar interbank market ("LIBOR"). The Revolver bears a commitment fee of .2% to .35% per annum on the unused portion. The interest rate and commitment fee vary based on the company's ratio of consolidated liabilities to net worth. The company also has unsecured bank lines of credit totalling $20.0 million. At December 31, 1996, no amounts were outstanding under any of these credit facilities.

Long-term debt consists of the following at December 31 (in thousands):

                                 	1996	     1995
6% convertible subordinated
  notes, due 2003, interest
  payable semi-annually	      $     -     $57,500
Capitalized leases              3,800       3,800
Other                             325         365
                                4,125      61,665
Less current portion              (41)        (41)
                              $ 4,084     $61,624
________________________________________________

The 6% convertible subordinated notes ("Notes") were redeemed effective December 2,1996. Note holders representing $26.7 million in Notes converted into 805,161 common shares, with the balance of the holdings receiving cash of $30.8 million. This redemption, including the write-off of unamortized debt issuance costs, was $1,770,000 net of income tax benefit of $787,000 and is reflected as an extraordinary item.

The Revolver contains certain convenants which, among other things, require maintenance of certain levels of net worth and certain specified ratios of current assets to liabilities, interest coverage and liabilities to net worth. At December 31, 1996 the company was in compliance with all covenants.

The average interest rate incurred on all borrowings was 6.7% in 1996, 7.5% in 1995, and 7.3% in 1994.

The company has available bank stand-by letter of credit facilities of $10.0 million of which $6.0 million was being utilized at December 31, 1996. These facilities bear a commitment fee of .5% per annum on the used portion. These instruments, the fair value of which approximates market, are considered off-balance-sheet risk and represent conditional commitments issued to guarantee the company's performance to various third parties.

The fair value of the convertible subordinated notes was $56.2 million in 1995 and was estimated based on the current rates offered to the company for debt of the same remaining maturities.

NOTE F-POSTRETIREMENT HEALTH BENEFITS
The company provides substantially all employees with health care and life insurance benefits through unfunded defined benefit plans upon retirement.



The net periodic postretirement benefit cost was as follows (in thousands):

	                            1996	   1995	   1994
Service cost               $  539  $  422  $  470
Interest cost on
  accumulated
  postretirement benefit
  obligation               1,495   1,583   1,511
Net amortization            (521)   (702)   (523)

Net periodic postretire-
  ment benefit cost       $1,513  $1,303  $1,458
_________________________________________________

The following table sets forth the plans' funded status reconciled with the amounts shown in the company's balance sheets at December 31 (in thousands):

                                	1996	    1995
Accumulated Postretirement
  Benefit Obligation:
      Retirees                 $10,670   $10,474
      Eligible active plan
        participants             4,229     4,826
      Other active plan
        participants             6,795     7,596
                                21,694    22,896
Unrecognized net gain            7,176     5,742
                                28,870    28,638

Less current amount in other
  accrued liabilities           (1,110)   (1,192)
Accrued Postretirement Health
  Benefit Cost                 $27,760   $27,446
________________________________________________

In 1996, the cost of benefits was assumed to increase by 9.50% initially and then decrease gradually to 5% by 2002 and remain at that level thereafter. In prior years, the cost of benefits was assumed to increase 10.25% annually through 1996 and then decrease gradually to 5% by 2002, and remain at that level thereafter. An increase in the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $2.6 million and the net periodic postretirement benefit cost by $0.3 million for the year. The discount rate in determining the accumulated postretirement benefit obligation was 7.25% in 1996 (7.25% in 1995 and 8.5% in 1994).

NOTE G-INCOME TAXES
A reconciliation between the statutory federal income tax rate and the company's effective income tax rate is as follows:

                            	1996	   1995   	1994
Statutory rate               35.0%   35.0%   35.0%
State income tax, net of
  federal income tax
  benefits                    2.6     3.7      4.2
Percentage depletion         (5.8)   (5.6)    (4.7)
Tax exempt interest           (.1)	   (.2)       -
Other                         (.2)    (.6)      .3
Effective rate               31.5%   32.3%    34.8%
_________________________________________________

Components of the provision for income taxes were as follows (in thousands):

                            	1996	       1995	      1994
Deferred income tax
  expense (benefit)      $     10     $  (944)   $ 1,660
Current income tax
  expense                  24,935      21,579     14,297

                          $24,945     $20,635    $15,957
________________________________________________________

The income tax provisions include state income tax provisions of $3,260,000, $3,720,000 and $2,988,000 for 1996, 1995 and 1994,
respectively.

Components of the net deferred tax assets shown in the company's balance sheets at December 31 were as follows (in thousands):

                                	1996	      1995
Net book value of fixed assets
  in excess of tax basis     $(11,484)  $(10,727)
Financial reporting accrual
  for postretirement health
  benefits                     11,707     11,713
Other financial reporting
  accruals                      4,010      3,805
Other taxable temporary
  differences                    (636)     (611)
Other deductible temporary
  differences                   1,608     1,035
                             $  5,205  $  5,215
________________________________________________

Net deferred income tax assets associated with certain current items included in other current assets were $2,815,000, and $2,609,000 at December 31, 1996 and 1995, respectively.

Net deferred income tax assets associated with certain non-current items are included in intangible and other assets.

NOTE H-PENSIONS AND EMPLOYEE BENEFIT PLANS
The company has defined benefit pension plans which cover substantially all of its employees. The plans generally provide benefit payments using a formula based on length of service and final average compensation, except for most hourly employees for whom the benefits are a fixed amount per year of service. The company's policy is to fund at least the minimum required by applicable regulations.

Net periodic pension cost was as follows (in thousands):

                               	1996	      1995	     1994
Service cost-benefits
  earned during the year    $  1,193   $    929  $  1,013
Interest cost on projected
  benefit obligation          2,287       2,059     1,859
Actual return on plan
  assets                     (4,792)     (4,983)      966
Curtailment effect of early
  retirement incentive          339           -         -
Net amortization and
  deferral                    2,699       3,225    (2,750)
Net periodic pension cost $   1,726    $  1,230  $  1,088
________________________________________________________

The following table sets forth, by funded status, the amounts recognized in the company's balance sheets at December 31 for its pension plans (in thousands):



                               1996         1995
                           	Over-	Under-	Over-	Under-
	                        funded*	funded*	funded*	funded*
Actuarial present value
  of benefit obligations:
  Vested                $10,239  $14,987   $9,139  $17,338
  Nonvested                 686    4,048      269      148
Accumulated benefit
  obligation             10,925   19,035    9,408   17,486
Effect of future pay
  increases               3,440        -    3,000        -
Projected benefit
  obligation             14,365   19,035   12,408   17,486
Plan assets at fair
  value                  13,862   18,754   11,975   16,827
Projected benefit
  obligation less than
  (in excess of) plan
  assets                   (503)    (281)    (433)   (659)
Unrecognized net (gain)
  loss on assets            531   (1,146)     235   1,193
Unrecognized net (asset)
  obligation                (65)     622      894     323
Unrecognized prior service
  cost                      331    1,427     (81)     746
Additional minimum
  liability                   -     (903)	     -   (2,262)
Net recorded pension
  asset (liability)     $   294 $   (281)  $  615 $ (659)
____________________________________
*Overfunded plans are those in which plan assets at fair value exceed the accumulated benefit obligation. Underfunded plans are those in which the accumulated benefit obligation exceeds plan assets at fair value.

Prepaid pension cost included in intangible and other assets was $294,000 and $615,000 at December 31, 1996 and 1995, respectively.
The pension intangible asset included in intangible and other assets was $903,000 and $2,262,000 at December 31, 1996 and 1995, respectively.

A non-cash decrease of $1,359,000 and increase of $96,000 to the pension intangible asset and accrued pension liability was required to record the additional minimum liability in 1996 and 1995, respectively.

Assumptions used as of December 31 were:

                            	1996	  1995	  1994
Discount rate                7.25%  7.25%  8.50%
Rate of increase in
 compensation levels         5.00%  5.00%  5.00%
Expected long-term rate
 of return on assets         8.50%  8.50%  8.50%
_________________________________________________

At December 31, 1996 and 1995, all plan assets were primarily invested in listed stocks and bonds.

Certain company employees are covered under multi-employer union pension plans. Amounts contributed under these plans were approximately
$102,000, $105,000, and $113,000 for 1996, 1995 and 1994, respectively.

NOTE I-STOCK-BASED COMPENSATION PLANS
The company has two stock-based compensation plans: the 1991 Long-Term Incentive Plan which includes the facility to award both stock options and restricted stock and the Non-Employee Director Restricted Stock Plan. In accounting for its employee compensation plans, the company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, no compensation expense is recognized for the company's stock options. Compensation expense recognized for its employee restricted stock awards was $484,000 in 1996. The pro forma net income and earnings per share listed below reflect the impact of measuring compensation expense for options granted in 1995 and 1996 in accordance with the fair-value-based method prescribed by Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation." These amounts may not be representative of the effects on reported net income for future years as options vest over a three-year period and generally additional awards are made each year.



		                                      1996	     1995
Net income	As reported               $52,490   $43,212
	Pro forma                            51,453    42,735

Primary net income per	As reported   $  3.24   $  2.68
  share	Proforma                        3.18      2.65

Fully diluted net	As reported        $  3.07   $  2.55
  income per share	Proforma             3.01      2.52
_______________________________________________________

The weighted-average fair value of options granted was $7.90 per share in 1996 and $6.58 in 1995. This estimate was based on using the Black-Scholes multiple option-pricing model with the following weighted-average assumptions:

                               	1996	     1995
Dividend yield                  2.36%     2.46%
Volatility                     31.79%    31.79%
Risk-free interest rates        6.43%     6.35%
Expected lives in years         3.75      3.73
_________________________________________________

Options are granted to officers and other key employees at an exercise price equal to the fair market value of the shares on the date of grant. Options become exercisable at a rate of 50% one year, 75% two years and 100% three years after grant, and expire ten years after the date of grant (five years for options prior to 1995). A summary of stock option activity follows:

_____________             1996_______            1995______________1994

                	Number	Weighted	 Number	Weighted	Number	Weighted
	                of	    Average	  of	    Average	 of	    Average
	                Shares	Price	    Shares	Price	   Shares	Price
	                 (000)	           (000)		         (000)
Outstanding at
  January 1       615    $21.69    549   $18.15   527   $12.79
Granted           263     28.81    247    24.38   246    24.48
Exercised        (225)    19.14   (149)   13.39  (187)   11.04
Canceled          (28)    23.20    (32)   20.40   (37)   20.00
Outstanding at
  December 31     625    $25.54    615   $21.69   549    18.15
Options
  exercisable
  at December 31  206    $22.20   240   $18.42   216   $12.99
___________________________________

A summary of information regarding stock options outstanding December 31, 1996 follows:

___________               Options Outstanding            Options
                                                         Exercisable
		                            Weighted
		                            Average	    Weighted	          	Weighted
	                 Number of	  Remaining	  Average	  Number of	Average
Range of Exercise	Shares	     Contractual	Exercise	 Shares	   Exercise
  Prices           	(000)	    Life	Price	            (000)	   Price
$24.25-$28.81       576       7.67        $26.40    157       $24.32
$12.67-$16.08        49       1.12        $15.35     49       $15.35
___________________________________

The restricted stock award plan provides for awards of common stock to executive officers subject to resale restrictions. The restrictions on outstanding awards are scheduled to lapse upon the achievement of certain performance objectives. The company awarded 91,000 and 88,000 shares in 1996 and 1995, respectively. For both the stock options and restricted stock, as of December 31, 1996, 766,244 shares were available for future awards.

Under the Non-Employee Director Restricted Stock Plan, directors who are not full-time employees of the company receive annual retainers equivalent to $15,000 in shares of common stock with any fractioned portion paid in cash. The shares are issued each year after the company's annual meeting, are forfeitable if the director ceases to remain a director until the company's next annual meeting, and may not be sold for a period of five years, or until the director leaves the board. As a group, non-employee directors received 4,080 shares in 1996.

Note J-SUBSEQUENT EVENT
On January 13, 1997 the company acquired Lime Crest Corporation. The total purchase price for the stock was $12.8 million. The acquisition will be accounted for as a purchase and, accordingly, the company's consolidated financial statements will include the operating results from the date acquired.

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


Robert S. Evans, Chairman of the Board

R. Breck Denny, Vice President - Finance & Treasurer

Edward A. Doles, Corporate Controller

independent auditors' report
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF MEDUSA CORPORATION:
We have audited the accompanying consolidated balance sheets of Medusa Corporation and subsidiaries (the "Company") as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


Deloitte & Touche, LLP
Deloitte & Touche, LLP

Cleveland Ohio
January 27, 1997


five-year summary of financial data		Medusa Corporation and
Subsidiaries


As of and for the Year Ended December 31	1996	1995	1994	1993	1992
________________________________________________________________________

	(In Thousands, except per
share data, percents and ratios)
Net sales	                 $323,377	$293,327	$276,293	$248,038	$181,777

Operating profit	            81,579  	69,390	  52,107	  33,141	  16,914

Net interest expense        	(2,519)	 (5,350)	 (6,264)	 (5,916)	 (3,989)

Miscellaneous	                  145	    (193)	     (6)	   (500)	     93

Income before provision for
  taxes	                     79,205	  63,847  	45,837	  26,725	  13,018

Income taxes	                24,945	  20,635	  15,957	   8,526	   3,941

Income before cumulative effect
  of a change in accounting 	54,260	  43,212	  29,880	  18,199	   9,077

Extraordinary item (1996),
  Cumulative effect of a change
  in accounting (1993)	      (1,770)	      -	       -	     711	       -

Net income	                $ 52,490	$ 43,212	$ 29,880	$ 18,910	$  9,077
________________________________________________________________________

Income per common share:
  Primary	                    $3.35(A)	$2.68	   $1.81	   $1.12(B)	 $.56
  Fully diluted	              $3.17(A)	$2.55	   $1.76	   $1.12(B)	 $.56
________________________________________________________________________


Average number of shares
  outstanding	                     16,054	 16,018	   16,334	 16,268	   16,130
________________________________________________________________________


Other Financial Information
  Capital expenditures	          $ 19,806	$ 25,345	$ 14,694	$ 15,372	$ 11,548
  Payments for businesses
   acquired	                            -	      -	        -	  50,511	       -
  Depreciation and amortization	   14,253	 15,448	   13,830 	 13,958 	 12,703
  Total assets	                   223,446	219,578	  218,600	 204,177 	118,565
  Interest-bearing debt	            4,125 	61,665	   96,300	  96,300	  38,800
  Shareholders' equity	           153,970	 95,548	   59,973	  51,477	  34,974
  Capital employed	               158,095	157,213	  156,273	 147,777	  73,774
  Return on average capital
   employed	                           33%	    28%	      20%	     16%(C)	  13%
  Current ratio	                      2.6    	2.8	      1.5	     3.2	     2.5
  Cash flow(D)	                  $ 66,804$ 57,905	 $ 45,873	$ 32,229	$ 21,974
  %Cash flow to net sales	             21%	    20%	      17%	     13%	     12%
________________________________________________________________________

(A)Excluding ($.11) primary, ($.10) fully diluted for extraordinary charge from redemption of convertible subordinated notes.
(B)Excluding non-cash credit of $.04 per common share for cumulative effect of a change in accounting for income taxes.
(C)Calculated on income after extraordinary item (1996) and before cumulative effect of a change in accounting (1993).
(D)Income after extraordinary charge (1996) and before cumulative effect of a change in accounting (1993) plus depreciation and amortization, deferred income taxes, other non-cash charges or credits, and incremental charge for postretirement health benefit costs.



management's discussion and analysis

RESULTS OF OPERATIONS
Year 1996 Compared With 1995
Net sales for the year ended December 31, 1996, increased to $323.4 million from $293.3 million in 1995. Cement net sales rose 11% over last year as 6% unit volume increases and price increases implemented April 1, 1996 and April 1, 1995, resulted in 5% higher cement prices over 1995. U.S. cement demand in 1996 exceeded 1995's record levels. Charlevoix, Clinchfield and Demopolis volume rose 7.9%, 7.3% and 6.5%, respectively, while Wampum's volume was flat. These increases are chiefly attributed to the record U.S. demand as it affected the company's markets.

Aggregate's net sales for the year rose 6% over 1995 on 4% higher unit volume and 2% price increases. Net sales at the company's highway and safety construction operation rose 16% over 1995.

Cost of sales as a percent of sales fell to 62.2% in 1996 compared with 63.1% in 1995. The reduction was due primarily to increased cement volumes and prices and continued high cement capacity utilization of 94% in 1996 compared to 95% in 1995. Fourth quarter 1996 cost of sales were also reduced by favorable physical inventory adjustments of $1.4 million, principally from higher than estimated production realized at three of four cement plants. However, a second quarter $1.2 million one-time pretax charge, $.8 million after-tax, or $.04 per common share, for the company's voluntary early retirement incentive program negotiated at the Wampum plant and higher annual worker's compensation costs partially offset the favorable impacts on cost of sales.

Depreciation and amortization expense decreased $1.1 million to $14.3 million from $15.4 million in 1995. Lower levels of capital expenditures and the closure of Edinburg in 1995 which added $.9 million of depreciation that year account for the decrease.

Selling, general and administrative expense as a percent of sales increased to 8.2% in 1996 from 8.0% in 1995. Higher salaries, wages, related personnel costs, outside service costs, increased bad debt expenses and other inflationary pressures caused this overall increase.

Operating profit for 1996 of $81.6 million compares with $69.4 million in 1995. The improvement in operating results can be attributed to the reasons discussed above.

Interest expense of $3.7 million decreased $3.9 million from $7.6 million in 1995 resulting from both the payment of $35.0 million of 10% unsecured Senior Notes on December 15, 1995 and the conversion of the 6% convertible subordinated notes on December 2, 1996. Interest income decreased $1.1 million resulting from lower average cash and short-term investment balances as well as lower overall interest rates.

The company's effective tax rate of 31.5% for 1996 was lower than the federal statutory rate of 35% and the 32.3% in 1995 principally due to a higher percentage depletion deduction and lower effective state tax rates.

Per share amounts are all presented on a fully diluted basis, and for 1996, after the extraordinary charge. Net income for 1996 of $52.5 million, or $3.07 per common share, compares with a net income of $43.2 million, or $2.55 per common share, in 1995.

Environmental Matters
In common with other producers engaged in similar operations, the company is subject to a wide range of federal, state and local environmental laws and regulations pertaining to air and water quality, as well as the handling, treatment, storage, and disposal of waste materials. Compliance with increasingly stringent standards has resulted in higher expenditures for both capital improvements and operating costs. The company's policies stress environmental responsibility and regulatory compliance. The company has recorded current and long-term accruals to reflect its environmental obligations, based on current information. Subject to the three specific matters discussed below, management does not anticipate that regulatory compliance will have a material adverse effect on its results of operations, financial condition or liquidity.

The U.S. Environmental Protection Agency ("EPA") held a public meeting on April 26, 1996 concerning regulation of Cement Kiln Dust ("CKD"). Collected in air pollution control devices, CKD is a by-product of cement manufacturing and is usually stored at plant sites. A 1980 amendment to the Resource Conservation and Recovery Act ("RCRA") exempted CKD from regulation as a hazardous waste (the so-called "Bevill Amendment"). Until new regulations become enforceable and "Tailored Management Standards" are set, CKD will remain exempt under the Bevill Amendment as a low toxicity/high volume waste. Notice of new proposed rulemaking is expected from the EPA in November, 1997. The proposal is expected to provide a "Conditional Exclusion" under the Tailored Management Standards for CKD, in lieu of more stringent "Management Standards" under Subtitle C of RCRA. Under the Tailored Management Standards, CKD would retain its Bevill status, while CKD not so managed would be classed a hazardous waste subject to Subtitle C requirements of RCRA. Through trade associations, Medusa and others in the industry, are urging EPA to allow the states to continue to regulate CKD. The company has concluded preliminarily that CKD regulation is unlikely to have a material effect on the operations of the Demopolis, Alabama, Clinchfield, Georgia or the Wampum, Pennsylvania plants. With respect to the Charlevoix, Michigan plant, the company is presently working with a consultant and the Michigan Department of Environmental Quality ("MDEQ") on the design and licensing of an on-site CKD monofill and evaluating use of alternate raw materials to reduce CKD generation. Due to the size and importance of the Charlevoix plant to the company's overall operations and the uncertainty of final CKD rulemaking, management is currently unable to conclude whether or not new CKD regulation is likely to have a material effect on the company's operations, financial condition or liquidity.

On June 21, 1991, a release of #2 fuel oil occurred at the Charlevoix plant. The company immediately filed a report with MDEQ. The matter was thoroughly investigated by MDEQ. Under the supervision of MDEQ, the company immediately took measures, to preclude migration of the oil to surface water and beyond plant boundaries. Data now available indicates such measures are effectively precluding migration. The company regularly submits detailed reports to MDEQ concerning the status of affected areas. The company has retained an environmental consultant to assist in remediation of the oil release. In December, 1993 the company established a $1.4 million contingent liability on its books. The charge represents management's current estimate of remediation costs.
As additional information becomes available, changes in the estimate of the liability may be required. The company will continue to examine remediation alternative at the site, none of which are now expected to have a material effect on the company's results of operations, financial condition or liquidity.

At the company's Wampum plant, kiln stack opacity is measured by continuous opacity monitors ("COM's"). Because the plant burns waste-derived liquid fuel ("WDLF"), the Pennsylvania Department of Environmental Protection ("PaDEP") requires penalty payments for exceedences from main stack opacity standards. Data recorded by the COM's is sent to PaDEP quarterly and a penalty obligation is incurred according to PaDEP policy. Whenever a COM reading exceeds an opacity policy limit, WDLF burning ceases. Recently, the state required a COM on the gravel bed filter stack (a device which removes dust from clinker cooler vent gas). Such COM addition increased the company's opacity penalties. On January 11, 1996, the company met with PaDEP to discuss the causes of opacity excursions from the main stack and the gravel bed stack. The company indicated that modifications would be made to clinker coolers #1 & #2 during the annual maintenance shut down. The company expects such will result in a reduction in clinker cooler vent volume and opacity exceedances from the gravel bed filter. By agreement, penalties were held in abeyance pending results of the modifications. After the modifications, the second quarter, 1996 exceedences dropped significantly. Although, for a 12-month period of 1995 - 1996, the penalties were greater than $175,000, such penalties were compromised at $94,000. On January 7, 1997 PaDEP notified the company that third quarter, 1996 penalties were $23,000, but stated that it was unable to accept any penalty payment due to EPA oversight. Management is currently unable to conclude whether PaDEP or EPA regulation of opacity from Wampum plant emission sources is likely to have a material effect on the company's results of operations, financial condition or liquidity.

RESULTS OF OPERATIONS
Year 1995 Compared With 1994
Net sales for the year ended December 31, 1995, increased to $293.3 million from $276.3 million in 1994. Cement net sales rose 7% over last year. While cement unit volume for the period decreased by 3.5%, price increases implemented April 1, 1995, August 1, 1994, and April 1, 1994, resulted in 12% higher cement prices over 1994. U.S. demand in 1995 approximated the record levels of 1994. Wampum, Charlevoix and Demopolis volume fell 5.5%, 4.6% and 4.9%, respectively, while Clinchfield rose 2.8%. These declines are chiefly attributed to competition from higher levels of cement imports, heavy mid-season rains and early winter conditions in the fourth quarter, low year end 1994 inventory levels restricting sales particularly early in the year, and the company's maintenance of prices in lieu of volume.

Aggregate's sales from comparable operations for the year rose 1% over 1994 on 1% higher selling prices and flat unit volume. Sales from a closed operation were $.4 million in 1995 and $1.6 million in 1994. In addition, the period reflected 9% higher sales for the company's highway and safety construction operation.

In August 1995, the company closed its Edinburg, Pennsylvania sand and gravel facility which was experiencing continued operating losses. The facility contributed less than one-half of one percent to 1994 consolidated sales. A charge of $1.3 million, or $.05 per fully diluted share, was incurred to reflect the cost of the closing. The net book value of the facility, less proceeds anticipated from asset sales, is recorded as additional depreciation expense of $.9 million. Other closing costs are recorded as additional cost of sales of $.4 million.

Cost of sales as a percent of sales fell to 63.1% in 1995 compared with 68.4% in 1994. The reduction was due primarily to increased cement prices and improved cement capacity utilization of 95% in 1995 from 91% in 1994. The fourth quarter 1995 settlement of insurance claims reduced cost of sales by $1.5 million. Fourth quarter 1995 cost of sales were also reduced by favorable physical inventory adjustments of $1.5 million, principally from higher than estimated production realized at Charlevoix, and favorable adjustments for lower than estimated maintenance and stripping costs at the aggregates quarries. Increased kiln fuel cost and inflationary pressure on labor and fringes partially offset the favorable impacts on cost of sales.

Depreciation and amortization expense increased $1.6 million from $13.8 million in 1994. The increase was due to the Edinburg closure as well as higher levels of capital expenditures in 1995 and 1994.

Selling, general and administrative expense as a percent of sales increased to 8.0% in 1995 from 7.7% in 1994. Higher salaries, wages, related personnel costs, outside service costs and other inflationary pressures caused this overall increase.

Operating profit for 1995 of $69.4 million compares with $52.1 million in 1994. The improvement in operating results can be attributed to the reasons discussed above.

Interest income increased by $963,000 for 1995 compared with 1994, due to higher levels of cash and short-term investments. Interest expense was approximately the same for both periods.

The company's effective tax rate of 32.3% for 1995 was lower than the federal statutory rate of 35% and the 34.8% in 1994 principally due to a higher percentage depletion deduction and lower effective state tax rates.

Per share amounts are all presented on a fully diluted basis. Net income for 1995 of $43.2 million, or $2.55 per common share, compares with a net income of $29.9 million, or $1.76 per common share, in 1994.

Liquidity and Capital Resources

At December 31, 1996, the company had $25.0 million of cash and short-term investments. The company has available an unsecured $65.0 million five-year revolving credit facility for short-term working capital needs that expires December 31, 2001, and unsecured bank lines of credit totaling $20.0 million. At December 31, 1996, no amounts were outstanding under any of these facilities.

Working capital at December 31, 1996, decreased $1.7 million from December 31, 1995, due principally higher levels of accrued incentive compensation, accrued insurance and accounts payable. Increases in receivable and inventory balances were nearly offset by $8.1 million less in cash balances which is directly related to the $30.9 million payment on redemption of the convertible notes in December 1996. The increases in the asset and liability accounts are related to the increases in profits and general business activities of the business. The ratio of current assets to current liabilities was 2.6:1 at December 31, 1996, and 2.8:1 at December 31, 1995.

Capital expenditures for 1996 were $19.8 million compared with $25.3 million for 1995. The continued high level of expenditures relate primarily to capital improvements to maintain our facilities current capacities, enhance productivity and reduce operating costs and are only limited by our ability to complete the work in a productive and efficient manner.

Due to a strong balance sheet and cash flow from operations, strength of the company's markets and a commitment to enhancing ongoing shareholder value, the company raised the quarterly dividend from 12 cents to 15 cents, effective with the first quarter 1996. This represents a 25% increase and was the second increase in dividend rates in just over two years.

The company's Board of Directors has authorized the purchase of outstanding shares, under which the company, in its discretion makes open market purchases from time-to-time. The company purchased 441,000 shares for $13.6 million during 1996. The company intends to continue this program in 1997 as conditions warrant.

U.S. cement consumption hit record levels for the third consecutive year in 1996 as the construction sector posted moderate gains during the year. Cement imports were down modestly in 1996 from 1995 levels and are expected to drop again in 1997. The company expects its plants will continue to run full out in 1997 to meet continued strong demand. Reflecting these favorable trends the company has announced up to a $4.00 per ton price increase in all its markets effective April 1, 1997.



QUARTERLY RESULTS (UNAUDITED)
Summarized quarterly financial results for 1996 and 1995 appear in the table below (in thousands, except per share amounts):


		Net
Net	Gross	Income	      Earnings Per Share
Sales	Profit	(Loss)	   Primary     	Fully Dilluted
1996
1st	              $ 45,073	$  7,999	$  1,192	$       .07	$       (a)
2nd	                85,995	  29,489	  14,969	        .93	        .87
3rd	               109,295	  39,259	  22,094	       1.38    	   1.27
4th	                83,014	  31,378	  14,235(b)      .87(b)	     .84(b)
                 	$323,377	$108,125	$ 52,490(b)	$   3.24(b)	$   3.07(b)
_________________________________________________________________

		Net
Net	Gross	Income	      Earnings Per Share
Sales	Profit	(Loss)	   Primary     	Fully Dilluted
1995
1st	              45,620	 $  6,811	 $   (303)	  $   (.02)	$      (a)
2nd	              80,165	   26,768	   12,696	        .79	       .74
3rd	              94,827	   32,074	   16,373	       1.01       	.95
4th	              72,715 	  27,922	   14,446	        .89	       .84
	               $293,327	 $ 93,575	 $ 43,212	   $   2.68	  $   2.55
_________________________________________________________________

(a) Anti-dilutive
(b) After an extraordinary charge, net of income taxes, of $1,770 or, $(.11) and $(.10) primary and fully dilluted per share, respectively.



MARKET AND DIVIDEND INFORMATION-COMMON SHARES

New York Stock Exchange Composite Price Per Share	Dividends Per Share

	               1996	   1995	              1996	    1995

           	High	     Low	 High	    Low

1st	       311/4	   251/4	  26	   213/8	 $   .15	 $  .125

2nd	       311/4		  281/4	  257/8	221/4	     .15	    .125

3rd	       325/8		  271/4	  285/8	245/8	     .15	    .125

4th	       351/8		  305/8	  281/4	231/8	     .15	    .125

                                    					$   .60 	$  .500
______________________________________________________________________
At December 31, 1996 there were approximately 4,486 holders of record of Medusa common shares.